Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Synalloy Corporation

We consent to the incorporation by reference in the registration statement on Form S-3 (File No. 333-185064), of our report dated March 17, 2015, with respect to the consolidated balance sheets of Synalloy Corporation and subsidiaries as of January 3, 2015 and December 28, 2013, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended January 3, 2015, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of January 3, 2015, which appears in Synalloy Corporation’s 2014 Annual Report on Form 10-K.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
March 17, 2015